Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

MZ Investment Holdings Limited,

MZ Investment Holdings Merger Sub Limited

and

MEMSIC, Inc.

Dated as of April 22, 2013

TABLE OF CONTENTS

Defined Term	Location of Definition
Action	Section 3.10(a)
Affiliate	Section 9.03
Agreement	Preamble
Alternative Financing	Section 6.07(b)
Article VII	Section 6.07(e)
Book-Entry Shares	Section 2.04(b)
Business Day	Section 9.03
Certificate of Merger	Section 1.03
Change in the Company Recommendation	Section 6.04(c)
Closing	Section 1.02
Closing Date	Section 1.02
Common Share	Section 2.01(a)
Common Shares	Section 2.01(a)
Company	Preamble
Company Board	Recitals
Company Disclosure Letter	Section 9.03
Company Employee Agreement	Section 9.03
Company Employee Plan	Section 9.03
Company Licensed Intellectual Property	Section 3.13(c)
Company Material Adverse Effect	Section 9.03, Section 7.02(a)
Company Option	Section 2.02(a)
Company Owned Intellectual Property	Section 3.13(a)
Company Personnel	Section 3.11(b)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.08(a)
Company Subsidiary	Section 9.03
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 8.06(a)
Confidentiality Agreement	Section 9.03
Contract	Section 9.03
Contribution Agreement	Recitals
control	Section 9.03
Damages	Section 6.05(c)
Delaware Secretary of State	Section 1.03
DGCL	Recitals
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Laws	Section 9.03
Environmental Permits	Section 9.03
Equity Commitment Letter	Section 4.04(a)
Equity Financing	Section 4.04(a)
Evaluation Date	Section 3.08(f)
Exchange Act	Section 3.06(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)

Financing	Section 4.04(a)
Financing Commitments	Section 4.04(a)
GAAP	Section 3.08(b)
Governmental Authority	Section 9.03
Hazardous Materials	Section 9.03
Indebtedness	Section 9.03
Indemnified Parties	Section 6.05(c)
Injunction	Section 7.01(b)
Insolvent	Section 9.03
Insured Parties	Section 6.05(b)
Intellectual Property	Section 9.03
knowledge	Section 9.03
Law	Section 3.06(a)
Liens	Section 9.03
Limited Guarantee	Recitals
Material Company Permits	Section 3.07(a)
Material Contracts	Section 3.16(a)
Material Subsidiaries	Section 3.05
Merger	Recitals
Merger Consideration	Section 2.01(a)
Merger Sub	Preamble
NASDAQ	Section 3.06(b)
Notice of Superior Proposal	Section 6.04(c)
Parent	Preamble
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Permitted Liens	Section 9.03
person	Section 9.03
PRC	Section 3.07(a)
Preferred Shares	Section 3.03(a)
Proxy Statement	Section 6.01
Reg S-K	Section 9.03
Reg S-X	Section 9.03
Release	Section 9.03
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.06(b)
resident enterprise	Section 3.14(c)
Restricted Share	Section 2.02(b)
Rollover Holders	Recitals
Rollover Shares	Recitals
RSU	Section 2.02(c)
SAFE	Section 3.07(a)
SAIC	Section 3.07(a)
SAT	Section 3.07(a)
SEC	Section 3.06(b)

v

Section 6.05	Section 6.05(f)
Securities Act	Section 3.08(a)
Special Committee	Recitals
Sponsor	Section 4.04(a)
Stock Certificate	Section 2.01(a)
Stock Incentive Plans	Section 9.03
Stockholders	Recitals
Stockholders’ Meeting	Section 6.02(a)
subsidiaries	Section 9.03
subsidiary	Section 9.03
Superior Proposal	Section 6.04(f)
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.18
Tax Returns	Section 3.14(a)
Taxes	Section 9.03
Termination Date	Section 8.02(a)
Third Party	Section 9.03
Transactions	Recitals
Voting Agreement	Recitals

AGREEMENT AND PLAN OF MERGER, dated as of April 22, 2013 (this “Agreement”), among MZ Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), MZ Investment Holdings Merger Sub Limited, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and MEMSIC, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board comprised solely of independent and disinterested directors (the “Special Committee”), has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), are advisable to, and in the best interest of, the Company and holders of the Company’s common stock (the “Stockholders”), (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the Transactions, and (iii) resolved to recommend that the Stockholders adopt this Agreement, in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of each of Parent and Merger Sub has determined that this Agreement and the Transactions are advisable and in the best interests of its shareholders or stockholders, as the case may be, and has approved this Agreement and the Transactions, and Parent, as the sole stockholder of Merger Sub, has adopted this Agreement, in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, certain beneficial owners of the Common Shares of the Company (the “Rollover Holders”) are entering into a contribution agreement (the “Contribution Agreement”) pursuant to which the Rollover Holders are agreeing, among other things, to contribute the Common Shares owned by such Rollover Holders (the “Rollover Shares”) to Parent immediately prior to the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain beneficial owners of the Common Shares are entering into a voting agreement in favor of Parent (the “Voting Agreement”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition to and inducement to the Company’s willingness to enter into this Agreement, IDG-Accel China Capital II L.P. is entering into a limited guaranty in favor of the Company with respect to certain payment obligations of Parent under this Agreement (the “Limited Guarantee”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01               The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.02               Closing; Closing Date.  Unless this Agreement shall have been terminated pursuant to Article VIII, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 p.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on a date to be specified by the Company and Parent (the “Closing Date”), which shall be no later than the third (3rd) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement.

SECTION 1.03               Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub shall file or cause to be filed a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL.  The Merger shall become effective at such time as the Certificate of Merger becomes effective or at such other date and time as may be set forth in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

SECTION 1.04               Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and section 259 of the DGCL.

SECTION 1.05               Certificate of Incorporation.  At the Effective Time, (except with respect to the name of the Surviving Corporation) the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided therein or by applicable Law.

SECTION 1.06               Bylaws.  At the Effective Time, (except with respect to the name of the Surviving Corporation) the bylaws of the Surviving Corporation shall be amended in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided therein, by the certificate of incorporation or by applicable Law.

SECTION 1.07               Directors and Officers.  From and after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.  From and after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Company as of immediately prior to the Effective Time, until their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01               Effect of Merger on Issued Securities.  At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)         (i) Each share of common stock, par value US$0.00001 per share, of the Company (each, a “Common Share” and, collectively, the “Common Shares”), issued and outstanding immediately prior to the Effective Time, other than any Common Shares to be cancelled pursuant to Section 2.01(b) and any Dissenting Shares, shall be converted into the right of its holder to receive US$4.225 in cash per Common Share without interest (the “Merger Consideration”) payable in the manner provided in Section 2.04.  All of such Common Shares that have been converted into the right to receive Merger Consideration as provided in this Section 2.01(a) shall no longer be outstanding and shall be automatically cancelled and cease to exist as of the Effective Time.  Each certificate (or evidence of shares in book-entry form) that, immediately prior to the Effective Time, represented any such Common Shares (each such certificate or evidence, a “Stock Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Stock Certificate in accordance with Section 2.04(b).

(b)         Each Common Share held by the Company as treasury stock or, directly or indirectly, by Parent, Merger Sub, or any wholly owned Company Subsidiary, including the Rollover Shares contributed to Parent immediately prior to the Closing in accordance with the Contribution Agreement, immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto.

(c)         Each share of common stock, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value US$0.0001 per share, of the Surviving Corporation.  Such shares of common stock shall be the only issued and outstanding shares of capital stock of the Surviving Corporation, which shall be reflected in the stock ledger of the Surviving Corporation.

SECTION 2.02               Treatment of Company Options, Restricted Shares and RSUs.  (a) As of the Effective Time, each option to purchase Common Shares (a “Company Option”) pursuant to any of the Stock Incentive Plans or otherwise that is then outstanding and unexercised, whether or not vested (a “Company Option”), shall be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Common Shares subject to such Company Option immediately prior to the Effective Time (without regard to vesting) multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Common Share under such Company Option, which amount shall be paid, net of any applicable withholding Taxes, as soon as reasonably practicable after the Effective Time.  No holder of a Company Option that has an exercise price per Common Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time.

(b)         As of the Effective Time, each restricted share granted pursuant to any of the Stock Incentive Plans or otherwise that is then outstanding (a “Restricted Share”) shall be cancelled and converted into the right to receive the Merger Consideration, which amount shall be paid, net of any applicable withholding Taxes, as soon as reasonably practicable after the Effective Time.

(c)         As of the Effective Time, each restricted stock unit granted pursuant to any of the Stock Incentive Plans or otherwise that is then outstanding (a “RSU”) shall be cancelled and converted into the right to receive the Merger Consideration, which amount shall be paid, net of any applicable withholding Taxes, as soon as reasonably practicable after the Effective Time.

SECTION 2.03               Dissenting Shares.

(a)         Notwithstanding anything in this Agreement to the contrary, Common Shares that are issued and outstanding immediately prior to the Effective Time, and are held by Stockholders who are entitled to appraisal rights under section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Common Shares in the time and manner provided in section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into or represent the right to receive the Merger Consideration as described in this Article II, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to section 262 of the DGCL; provided that if any such Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such Stockholder’s right to appraisal and payment under the DGCL, such Stockholder’s Common Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration as described in this Article II, and such Common Shares shall not be deemed to be Dissenting Shares.

(b)         The Company shall give Parent:  (i) prompt notice of any written demands received by the Company for appraisal of any Common Shares and any withdrawals of such demands; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, or as required by applicable Law, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

SECTION 2.04               Exchange of Stock Certificates, etc.; Paying Agent.

(a)         Exchange Fund.  At the Effective Time, Parent shall deposit, or cause to be deposited, with a bank or trust company that may be designated by Parent and that is reasonably acceptable to the Company to act as paying agent (the “Paying Agent”), for the benefit of the holders of Common Shares, immediately prior to the Effective Time (excluding any Common Shares to be cancelled pursuant to Section 2.01(b) and any Dissenting Shares), cash in an amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).  Except as contemplated by Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(b)         Exchange Procedures for Stockholders.  As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered Stockholder entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates held by such person shall pass, only upon proper delivery of Stock Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent); and (ii) instructions for use in effecting the surrender of any Stock Certificates (or effective affidavits of loss in lieu thereof) and/or such other documents as may be required in exchange for the Merger Consideration.  Upon surrender of a Stock Certificate (or effective affidavit of loss in lieu thereof) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each Stockholder holding Common Shares represented by such Stock Certificate shall be entitled to receive in exchange therefor a check or wire transfer in an amount (subject to any required tax withholdings) equal to (x) the number of Common Shares represented by such Stock Certificate multiplied by (y) the Merger Consideration, and the Stock Certificate so surrendered shall forthwith be cancelled.  As promptly as practicable after the Effective Time, the Paying Agent shall issue and deliver to each holder of uncertificated Common Shares represented by a book entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.01(a) in respect of such Book-Entry Shares (subject to any required tax withholdings), without such Stockholder being required to deliver a Stock Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled.  No interest shall be paid or will accrue on any amount payable in respect of the Common Shares pursuant to the provisions of this Article II.  In the event of a transfer of ownership of Common Shares that is not registered in the transfer record of the Company, it shall be a condition of payment that such Stock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Stock Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.04(b), each Stock Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II, without interest.

(c)         Payments for Company Options, Restricted Shares and RSUs.  As promptly as practicable after the Effective Time, the Surviving Corporation shall pay the aggregate Merger Consideration payable with respect to Company Options, Restricted Shares and RSUs through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required tax withholdings) to the holders of Company Options, Restricted Shares and RSUs; provided, however, that to the extent evidence has been timely provided to the Surviving Corporation that an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, was properly made with respect to any Restricted Shares, the Merger Consideration payable with respect to such Restricted Shares shall be paid in the manner described in Section 2.04(b) rather than this Section 2.04(c).

(d)         Lost, Stolen or Destroyed Stock Certificates.  In the event any Stock Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in reasonable and customary amount and upon such reasonable terms as the Surviving Corporation may determine are necessary as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Stock Certificate a check or wire transfer in the amount (subject to any required tax withholdings) equal to (x) the number of Common Shares represented by such Stock Certificate multiplied by (y) the Merger Consideration, and such Stock Certificate shall forthwith be cancelled.

(e)         Adjustments to Merger Consideration.  The Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Common Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Shares occurring on or after the date hereof and prior to the Effective Time.

(f)          Investment of Exchange Fund.  The Exchange Fund, pending its disbursement to the Stockholders, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, by the Surviving Corporation in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (c) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion acceptable to Parent.  Earnings from investments shall be the sole and exclusive property of Parent, provided, however, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of the Common Shares, and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration.

(g)         Termination of the Exchange Fund.  Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the Stockholders one (1) year after the Effective Time shall be delivered to the Surviving Corporation, and any Stockholder who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.01(a) and 2.02.  Any portion of the Exchange Fund remaining unclaimed by Stockholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(h)         No Liability.  None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any Stockholders for any such Common Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)          Withholding Rights.  Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable by it to any recipient pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of United States federal, state, local or foreign Tax Law.  To the extent that amounts are so deducted and withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, and paid to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

SECTION 2.05               No Transfers.  At the Effective Time, (a) the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Common Shares that were outstanding immediately prior to the Effective Time, and (b) the Stockholders holding Common Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Stock Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled and (except for Common Shares cancelled pursuant to Section 2.01(b) and any Dissenting Shares) exchanged for the cash consideration to which the holders thereof are entitled pursuant to this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Reports prior to or contemporaneously with the execution of this Agreement (other than statements contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein) or the Company Disclosure Letter (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section), the Company hereby represents and warrants to Parent and Merger Sub that:

SECTION 3.01               Organization and Qualification.  (a) Each of the Company and the Company Subsidiaries is a legal entity validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar organizational power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing or, in the case of a Company Subsidiary, to validly exist or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)         Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)         A true and complete list of all Company Subsidiaries and all other entities in which the Company and/or any Company Subsidiary owns any non-controlling equity interest (other than marketable securities), together with the jurisdiction of organization of each such Company Subsidiary and entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Company Subsidiary, is set forth in Section 3.01(c) of the Company Disclosure Letter.  There are no other corporations, associations or other entities through which the Company or any Company Subsidiary conducts business, or other entities in which the Company or any Company Subsidiary controls or owns, of record or beneficially, any direct or indirect equity interest or right (contingent or otherwise) to acquire any such equity interest (other than marketable securities).  Neither the Company nor any Company Subsidiary is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement.

SECTION 3.02               Certificate of Incorporation.  The Company has furnished to Parent a true, complete and correct copy of the certificates or articles of incorporation, bylaws or equivalent organizational documents, each as amended or modified to date, of the Company and each Company Subsidiary as in effect as of the date of this Agreement.  Such certificates or articles of incorporation, bylaws or equivalent organizational documents are in full force and effect as of the date hereof.  Neither the Company nor any Company Subsidiary is in material violation of any of the provisions of its certificate or articles of incorporation, bylaws or equivalent organizational documents.

SECTION 3.03               Capitalization.  (a) The authorized share capital of the Company consists of 45,000,000 Common Shares of a par value of US$0.00001 per share and 5,000,000 shares of Preferred Stock of a par value of US$0.00001 per share (“Preferred Shares”).  As of the date of this Agreement, (i) 24,288,854 Common Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Preferred Shares are issued or outstanding, and (iii) 7,264,402 Common Shares are reserved for future issuance pursuant to the Stock Incentive Plans.  Except as set forth in Section 3.03 of the Company Disclosure Letter, as of the date of this Agreement, there are no options, warrants or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character issued or granted by the Company or any Company Subsidiary relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares or securities of, or other equity interests in, the Company or any Company Subsidiary.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter.

(b)         There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Common Shares or any share capital or registered capital, as the case may be, of any Company Subsidiary, or to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other person.

SECTION 3.04               Authority Relative to This Agreement; Fairness.  (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the affirmative vote of Stockholders representing at least a majority of the issued and outstanding Common Shares in accordance with the DGCL (the “Requisite Company Vote”), to consummate the Merger.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger have been duly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Merger, in each case, subject only to the Requisite Company Vote.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b)         The Special Committee is composed of three (3) members of the Company Board who are not members of the Company’s management.  As of the date of this Agreement, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interest of, the Company and its Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the Transactions and (iii) resolved to recommend that the Stockholders adopt this Agreement (including the recommendation of the Special Committee, the “Company Recommendation”).  As of the date of this Agreement, the Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement be submitted to the Stockholders for adoption.

(c)         The Special Committee has received the written opinion of RBC Capital Markets, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders (other than the Rollover Holders), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement, solely for informational purposes.  The Financial Advisor has consented or agreed to consent to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

SECTION 3.05               Subsidiaries.  Section 3.5 of the Company Disclosure Letter sets forth a complete and correct list of the Company’s “significant subsidiaries” (as defined in Rule 1-02 of Reg S-X (such subsidiaries of the Company, the “Material Subsidiaries”).  All equity interests of the Material Subsidiaries held by the Company or any Company Subsidiary are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights.  All such equity interests owned by the Company or any Company Subsidiary are held free and clear of any Liens or any other limitations or restrictions on the right to vote, pledge, sell or otherwise dispose of such equity interests.

SECTION 3.06               No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger do not and will not, (i) conflict with or violate the certificate of incorporation or bylaws of the Company or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.06(b) have been obtained and all filings and obligations described in Section 3.06(b) have been made and that the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, or (iv) require any consent, approval or other authorization of, or filing with or notification to, any party under any Material Contract, other than any such matter described in clause (ii), (iii) or (iv) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)         The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the filing of a Schedule 14A (including the Proxy Statement), and the filing or furnishing of one or more amendments or supplements to the Schedule 13E-3 and such Proxy Statement to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the Nasdaq Stock Market, LLC (“NASDAQ”), (iii) for the filing of the Certificate of Merger and related documentation with the Delaware Secretary of State pursuant to the DGCL, (iv) for compliance with the HSR Act, any applicable Law analogous to the HSR Act or otherwise regulating antitrust, competition or merger or acquisition control matters and in each case existing in foreign jurisdictions set forth on Section 3.06(b) of the Company Disclosure Letter and any other consents, approvals, authorizations or permits of, or filings with or notifications to, a Governmental Authority and set forth in Section 3.06(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”), and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.07               Permits; Compliance with Laws.  (a) Each of the Company and the Company Subsidiaries is in possession of all material grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”).  No action by a Governmental Authority seeking the suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened.  Each of the Company and the Company Subsidiaries is not in material violation or breach of, or in material default under, any Material Company Permit.  All approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) required in respect of the Company and the Company Subsidiaries and their capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws in all material respects.  Each of the Company and the Company Subsidiaries has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(b)         Neither the Company nor any Company Subsidiary is or has been in conflict with, or in default, breach or violation of, in any material respect, any Law applicable to the Company or any Company Subsidiary, including (i) any Laws applicable to its business and (ii) any Laws related to the protection of personal data.  Neither the Company nor any Company Subsidiary has received any written notice of any material non-compliance with any applicable Laws that has not been cured.

SECTION 3.08               SEC Filings; Financial Statements.  (a)  The Company has timely filed all forms, reports and documents required to be filed by it with the SEC since the January 1, 2010 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including any amendments thereto, together with all information incorporated by reference therein in accordance with applicable SEC regulations, collectively, the “Company SEC Reports”).  The Company SEC Reports (i) were prepared in accordance in all material respects with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Company Subsidiary is subject to Section 13(a) or 15(d) of the Exchange Act.

(b)         Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or to the extent required by GAAP) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Reg S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board.

(c)         Neither the Company nor any Company Subsidiary has any material liabilities (whether accrued, absolute, determined, determinable, fixed or contingent) of a nature required by GAAP to be sent forth on a balance sheet of the Company or to be disclosed in the Company SEC Reports, except liabilities (i) reflected or reserved against in the consolidated balance sheet included in the Company’s annual report on Form 10-K for the year ended December 31, 2012 (including the notes thereto), included in the Company SEC Reports, (ii) incurred pursuant to this Agreement or in connection with the Transactions, or (iii) incurred since September 30, 2012 in the ordinary course of business.

(d)         Since the Applicable Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any Company Subsidiary was a party, that would be required to be disclosed under Item 404 of Reg S-K, other than the Transactions.

(e)         None of the Company or any Company Subsidiary has any off-balance sheet arrangement (as defined in Item 303 of Reg S-K) that would be required to be disclosed under Item 303 of Reg S-K.

(f)         The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report.  The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Company and the Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the Company’s disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.  As used in this Section 3.08, the term “file” shall be broadly construed to include any manner in which a document or information is furnished or supplied to the SEC.

SECTION 3.09               Absence of Certain Changes or Events.  Since December 31, 2012, except in connection with the Transactions, (a) the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (b) there has not been any Company Material Adverse Effect.

SECTION 3.10               Absence of Litigation.  (a) There is no litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary (including any share, security or equity interest held by the Company or any Company Subsidiary), before any Governmental Authority that, if determined adversely to the Company or any Company Subsidiary, would reasonably be expected to have a Company Material Adverse Effect.

(b)         Neither the Company nor any Company Subsidiary nor any material property or asset of the Company or any Company Subsidiary (including any share, security or equity interest held by the Company or any Company Subsidiary) is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 3.11               Labor and Employment Matters.  (a)  The Company and each Company Subsidiary is in material compliance with all labor and employment Laws, including all such Laws relating to (i) wages, hours and any similar mass layoff Law, collective bargaining, discrimination, civil rights, safety and health, and workers’ compensation; (ii) the collection and payment of withholding and/or social security taxes and any similar tax; and (iii) deductions, payments and contribution of retirement insurance, medical insurance, unemployment insurance, work-related injury insurance, birth and nursery insurance, pension fund insurance and any other social benefit payments required by applicable Law.

(b)         There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective current or former employees, contractors, subcontractors, agents or other persons engaged by the Company or any Company Subsidiary in connection with their businesses (collectively, “Company Personnel”) that would reasonably be expected to result in a material liability of the Company and the Company Subsidiaries, taken as a whole.  As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary.  As of the date of this Agreement, there are no labor unions, works councils or other organizations representing or purporting to represent any employees of the Company or any Company Subsidiary or, to the knowledge of the Company, other Company Personnel, nor are there as of the date of this Agreement any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which would reasonably be expected to materially affect the Company or any Company Subsidiary.  There are no unfair labor practice complaints pending, or to the knowledge of the Company, threatened, against the Company or any Company Subsidiary before any Governmental Authority that would reasonably be expected to result in a material liability of the Company and the Company Subsidiaries, taken as a whole.  There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel, nor has there been any such occurrence during the two (2) years preceding the date of this Agreement.

(c)         Each Company Employee Plan and each Company Employee Agreement is and has at all times been operated and administered by the Company and the Company Subsidiaries in material compliance with the provisions thereof and all applicable Law.  Each contribution or other payment that is required to have been accrued or made by the Company or any Company Subsidiary under or with respect to any Company Employee Plan has been duly accrued and made on a timely basis, except as would not be material to the Company.  There are no claims or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan, other than claims for benefits pursuant to the terms of such Company Employee Plan.

(d)         No Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement by the Company, the receipt of the Requisite Company Vote, or the consummation by the Company of the Transactions (whether alone or in connection with any subsequent event(s)), will entitle any Company Personnel to (i) compensation or benefits (including any severance payment or benefit) or any increase in compensation or benefits upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment or vesting (other than the acceleration of vesting of all outstanding Company Options, Restricted Shares and RSUs, which will occur upon consummation of the Transactions) or result in any payment or funding of compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans or Company Employee Agreements, (iii) cause the Company or any Company Subsidiary to record additional compensation expense on its income statement with respect to any outstanding Company Option, Restricted Share or RSU (other than as a result of any acceleration of vesting), or (iv) limit, in any way, the Surviving Corporation’s ability to amend or terminate any Company Employee Plan or Company Employee Agreement.

(e)         With respect to each Company Employee Plan, if and to the extent applicable: (i) all employer and employee contributions required by applicable Law or by the terms of such Company Employee Plan have been made or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Company Employee Plan, the liability of each insurer for any Company Employee Plan funded through insurance or the book reserve established for any Company Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Employee Plan, and no transaction contemplated by this Agreement shall cause such asset or insurance obligations to be less than such benefit obligations; and (iii) each Company Employee Plan required to be registered with applicable Governmental Authorities has been so registered and has been maintained in good standing.

SECTION 3.12               Real Property; Title to Assets.  (a) Each of the Company and the Company Subsidiaries has good and marketable title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, other than Permitted Liens.  As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened, condemnation or imminent domain proceedings that would affect any part of the properties or assets of each of the Company and the Company Subsidiaries, whether leased, subleased or owned, tangible or intangible, real, personal or mixed, in each case used or held for use in its business.

(b)         All current leases and subleases of real property entered into by the Company or a Company Subsidiary are in full force and effect, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a material default) by the Company or any Company Subsidiary or, to the knowledge of the Company, by the other party to such lease or sublease, or person in the chain of title to such leased premises.  There are no contractual or legal restrictions that preclude the Company or any Company Subsidiary from using the real property leased or subleased by the Company or such Company Subsidiary for the purposes for which it is currently being used.  To the knowledge of the Company, as of the date of this Agreement, there are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, leased by the Company or any Company Subsidiary.

SECTION 3.13               Intellectual Property.  The Company and the Company Subsidiaries either own or have the right to use all Intellectual Property that is material to and used in the conduct of its business.  To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon or violate in any material respect the Intellectual Property rights (including patent rights) or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party, and, except as would not, individually or in the aggregate have a Company Material Adverse Effect, no claim has been asserted in writing against the Company or any Company Subsidiary or to the knowledge of the Company, is currently threatened, against the Company or any Company Subsidiary that the conduct of the business of the Company and the Company Subsidiaries as currently conducted infringes upon or may infringe upon or violates the Intellectual Property rights of any third party.

(a)         With respect to each item of Intellectual Property owned by the Company or a Company Subsidiary (“Company Owned Intellectual Property”) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, the Company or a Company Subsidiary is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property (subject to the terms of any license agreements with customers, distributors, resellers and the like), and is entitled to use such Company Owned Intellectual Property in the continued operation of its business.

(b)         The Company Owned Intellectual Property is valid and enforceable, except as would not be material to the Company and the Company Subsidiaries, taken as a whole, and has not been adjudged invalid or unenforceable in whole or in part, and to the knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property in a manner that would materially affect the business of the Company and the Company Subsidiaries, taken as a whole.

(c)         With respect to each item of Intellectual Property licensed to the Company or a Company Subsidiary (“Company Licensed Intellectual Property”) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, the Company or a Company Subsidiary has the right to use such Company Licensed Intellectual Property in the continued operation of its business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property.  Except as would not have a Company Material Adverse Effect, and subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the knowledge of the Company, no other party to any license of the Company Licensed Intellectual Property to the Company is in breach thereof or default thereunder.

(d)         All registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property (other than with respect to inventions for which no patent application has been filed) material to the conduct of the business of the Company and the Company Subsidiaries as presently conducted that are necessary for the protection of such Intellectual Property rights under applicable Laws have been made and are valid and in full force and effect.

(e)         Neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect any of the Company’s or any Company Subsidiary’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property, in each case that is material to the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

The representations and warranties contained in this Section 3.13 are the only representations and warranties being made by the Company with respect to any infringement, misappropriation or other violation of the Intellectual Property Rights of any person.

SECTION 3.14               Taxes.

(a)          Except for any failure to file or pay or errors or omissions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (i)each of the Company and each Company Subsidiary has  timely filed all federal, state and foreign income and franchise tax returns (“Tax Returns”) required to be filed by it and has paid and discharged all material Taxes required to be paid or discharged (whether or not shown to be due on any Tax Return), other than such payments as are being contested in good faith by appropriate proceedings; (ii)all such Tax Returns are true, accurate and complete in all material respects; (iii)each of the Company and each Company Subsidiary has  properly and timely withheld, collected and deposited all material Taxes that, in the Company’s reasonable judgment, are required to be withheld, collected and deposited by it under applicable Law; (iv)there are no Tax liens upon any property or assets of the Company or any Company Subsidiary except for current Taxes not yet due; and (v)no unresolved written notice or written inquiry has been received from any jurisdiction in which Tax Returns have not been filed by the Company or any Company Subsidiary to the effect that the filing of Tax Returns in such jurisdiction may be required by the Company or any Company Subsidiary.

(b)         As of the date hereof, (i) no taxing authority has asserted in writing or, to the knowledge of the Company, is threatening to assert against the Company or any Company Subsidiary any deficiency or claim for any material amount of Taxes; and (ii) neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material amount of Tax, which waiver or extension is currently in effect.

(c)         The Company does not take the position for Tax purposes that it is a “resident enterprise” of the PRC and neither the Company nor any Company Subsidiary takes the position for Tax purposes that it is a tax resident in any jurisdiction other than its jurisdiction of formation.

SECTION 3.15               No Secured Creditors; Solvency.  (a) Neither the Company nor any Company Subsidiary has any secured creditors, except (i) with respect to Permitted Liens and (ii) with respect to other arrangements involving less than US$300,000 in the aggregate.

(b)         Neither the Company nor any Company Subsidiary has taken any steps to seek protection pursuant to any insolvency or bankruptcy Law nor does the Company have any knowledge that its creditors intend to initiate involuntary insolvency or bankruptcy proceedings or any knowledge of any fact which would reasonably be expected to lead a creditor to do so.  The Company and the Company Subsidiaries, individually and on a consolidated basis, are not, as of the date hereof, Insolvent.

SECTION 3.16               Material Contracts.

(a)          Subsections (i) through (xii) of Section 3.16(a) of the Company Disclosure Letter list the following Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement and that have material remaining unfulfilled obligations (other than indemnity and contribution obligations under which no material claims are outstanding as of the date of this Agreement) as of the date of this Agreement (such Contracts as are required to be set forth in Section 3.16(a) of the Company Disclosure Letter being the “Material Contracts”), and none of the Company or any Company Subsidiary is a party to or bound by any Material Contracts not listed in Section 3.16(a) of the Company Disclosure Letter:

(i)          each Contract that would be required to be filed by the Company pursuant to Item 15 of Form 10-K under the Exchange Act;

(ii)         each Contract which is reasonably expected to involve consideration of more than US$150,000, in the aggregate, over the remaining term of such Contract, other than (A) at-will employment or service arrangements and (B) purchase orders entered into in the ordinary course of business;

(iii)        all Contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of the Company or any Company Subsidiary), in each case involving outstanding borrowings in excess of US$100,000, other than trade accounts receivable arising in the ordinary course of business;

(iv)        all joint venture Contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary with any Third Party, other than insurance, indemnification and contribution Contracts arising in the ordinary course of business;

(v)         all Contracts relating to the purchase or sale of any Common Shares or other securities of the Company or any Company Subsidiary, other than the Stock Incentive Plans and any Contracts arising thereunder, such as any option, restricted stock, restricted stock unit or similar equity compensation Contract;

(vi)        all Contracts constituting a lease, sublease, license agreement, occupancy agreement, land grant contract or other Contract with respect to any leased real property material to the business of the Company and the Company Subsidiaries, taken as a whole;

(vii)       all Contracts that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(viii)     all Contracts that prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Company Subsidiaries, prohibit the pledging of the capital stock of any wholly owned Company Subsidiary or prohibit the issuance of any guaranty by the Company or any wholly owned Company Subsidiary, other than Contracts where the breach or violation of any such prohibition would not be material to the business of the Company and the Company Subsidiaries, taken as a whole;

(ix)        all Contracts for employment with any executive officer or prospective executive officer of the Company (other than pursuant to any Company Employee Plan);

(x)         all Contracts with any directors or officers (other than pursuant to any Company Employee Plan) or stockholders of the Company reporting beneficial ownership as of the date of this Agreement of more than 5% of the Common Shares on a Schedule 13G or 13D filed with the SEC (other than Parent and Merger Sub and their respective Affiliates), or any person known by the Company to be any of their respective Affiliates (other than the Company or any Company Subsidiary) or immediate family members;

(xi)        all Contracts providing for any indemnification, earn-out, installment or other contingent obligations (other than Company Employee Plans) to or from the Company or any Company Subsidiary, by or to any Third Party, in each case involving obligations or payments that could reasonably be expected to exceed US$100,000;

(xii)       all Contracts providing for the acquisition from another person or disposition to another person, directly or indirectly (by merger, license or otherwise), of assets (other than dispositions of products and services of the Company in the ordinary course of business) or capital stock or other equity interests of another person where the aggregate consideration under such Contract (or series of related Contracts) exceeds US$100,000;

(xiii)      all Contracts that are license agreements material to the business of the Company and the Company Subsidiaries, taken as a whole, pursuant to which the Company or any Company Subsidiary licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or the Company Subsidiary, as the case may be (other than (1) license agreements for commercially available software on standard terms and (2) license agreements entered into in the ordinary course of business with customers, distributors, resellers and sales representatives);

(xiv)      all Contracts providing for any change of control payments; and

(xv)       all other Contracts, whether or not made in the ordinary course of business, which are material to the business of the Company and the Company Subsidiaries, taken as a whole, or the absence of which would, individually or in the aggregate, have a Company Material Adverse Effect.

(b)         Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles; (ii) the Company and the Company Subsidiaries have performed all obligations required to be performed by them to date under each Material Contract; (iii) to the knowledge of the Company, no other party is in material breach or violation of, or material default under, any Material Contract; (iv) the Company and the Company Subsidiaries have not received any written claim of material default under any such Material Contract and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any claim of material default under any Material Contract; (v) the Company has not received, as of the date of this Agreement, any notice in writing from any person that such person intends to terminate any Material Contract; and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Company Subsidiary under any Material Contract.  The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.17               Insurance.  All material insurance policies of the Company and the Company Subsidiaries are in full force and effect, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.  The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance.  Neither the Company nor any Company Subsidiary is in material breach or default of or has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default of, or permit the termination or material modification of, any such insurance policies.  To the knowledge of the Company, the Company and the Company Subsidiaries will be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business without a significant increase in cost (other than such increases in cost as may be customary for companies engaged in businesses similar to that of the Company and the Company Subsidiaries).

SECTION 3.18               Anti-Takeover Provisions.  The Company is not party to a stockholder rights agreement, “poison pill” or similar agreement or plan.  The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws applicable to the Company, including, without limitation, provisions of the DGCL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

SECTION 3.19               Environmental Matters.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been in compliance with all applicable Environmental Permits necessary to operate their businesses as presently operated, (ii) to the knowledge of the Company, there have been no releases of Hazardous Materials at or on any property owned or operated by the Company or any Company Subsidiary, (iii) neither the Company nor any Company Subsidiary has received from a Governmental Authority a written request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state or foreign statute, or any written notification alleging that it is liable for any release or threatened release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise, and (iv) neither the Company nor any Company Subsidiary has received any written claim or complaint, or is presently subject to any Action, relating to non-compliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing.

SECTION 3.20               Suppliers; Customers.  The Company has not received, as of the date of this Agreement, any written notice from any material supplier or customer of the Company or any Company Subsidiary that such supplier or customer, as the case may be, intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of the Company Subsidiaries.

SECTION 3.21               Company Information.  None of the information supplied or to be supplied in writing to Parent by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference (excluding information regarding Parent, Merger Sub or any of their Affiliates, other than the Company and the Company Subsidiaries) in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the Stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Assuming the completeness and accuracy of the information supplied by Parent and Merger Sub for inclusion in the Proxy Statement, the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation with respect to information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

SECTION 3.22               Brokers.  Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.23               No Additional Representations.  Except for the representations and warranties contained in this Article III, none of the Company, its Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to the Company or its Subsidiaries or their businesses, assets or properties, or with respect to any other information provided to Parent, Merger Sub, their Affiliates or their Representatives in connection with the Transactions.  None of the Company, its Affiliates or their Representatives will have or be subject to any liability or indemnification or other obligation to Parent, Merger Sub, their Affiliates or their Representatives resulting from the distribution, or making available, to such Persons, or such Persons’ use of, any such information, including any documents, projections, forecasts or other materials made available to Parent, Merger Sub, their Affiliates or their Representatives in connection with the Transactions.  The Company hereby acknowledges that Parent and Merger Sub make no representations or warranties except for the representations and warranties contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01               Corporate Organization.

(a)         Each of Parent and Merger Sub is a legal corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under this Agreement.

(b)         Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions.  Parent owns of record and beneficially all of the outstanding equity securities of Merger Sub, free and clear of any Lien.  Except for obligations or liabilities incurred in connection with its formation and related to the Transactions (including in connection with arrangement of the Financings), neither Parent nor Merger Sub has incurred or will, prior to the Effective Time, incur, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities, or has engaged or will, prior to the Effective Time, engage in any business activities of any type or kind whatsoever or has entered or, prior to the Effective Time, will enter into any agreements or arrangements with any person.

(c)         Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

SECTION 4.02               Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

SECTION 4.03               No Conflict; Required Filings and Consents.  (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not, (i) conflict with or violate the memorandum and articles of association (or equivalent organizational documents) of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their obligations under this Agreement.

(b)         The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Certificate of Merger and related documentation with the Delaware Secretary of State pursuant to the DGCL, and (iv) for the Requisite Regulatory Approvals, and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under this Agreement.

SECTION 4.04               Financing; Equity Rollover.  (a) Parent has delivered to the Company true and complete copies of (i) an executed equity commitment letter from IDG-Accel China Capital II L.P. (the “Sponsor”) (the “Equity Commitment Letter”), pursuant to which the Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions in the Equity Commitment Letter, equity securities of Parent, up to the aggregate amount set forth therein (the “Equity Financing”), and (ii) the Contribution Agreement (together with the Equity Commitment Letter, the “Financing Commitments”), pursuant to which, subject to the terms and conditions therein, the Rollover Holders have committed to contribute to Parent, immediately prior to the Effective Time, the number of Common Shares set forth therein and to consummate the Transactions, in consideration of equity securities of Parent (together with the Equity Financing, the “Financing”).

(b)         (i) The Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of each party thereto, (ii) none of the Financing Commitments has been amended or modified and (iii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any material respect, provided that Parent and Merger Sub may replace, amend or supplement the Financing Commitments to the extent permitted by Section 6.07.  No withdrawal, termination, repudiation, rescission, amendment or modification of the Financing Commitments is contemplated.  Parent has paid all commitment and other fees in connection with the Equity Commitment Letter that are due and payable.

(c)         Assuming (A) the Financing is funded in accordance with the Financing Commitments, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Sections 7.01 and 7.02, the proceeds contemplated by the Equity Financing will be sufficient for Merger Sub and the Surviving Corporation to pay (1) the aggregate Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.

(d)         The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein.

SECTION 4.05               Limited Guarantees.  Concurrently with the execution of this Agreement, Parent has caused each of the Sponsors to deliver to the Company a duly executed Limited Guarantee.  Assuming the due authorization, execution and delivery by the Company, each of the Limited Guarantees is in full force and effect and constitutes a legal, valid and binding obligation of the corresponding Sponsor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of a Sponsor under the relevant Limited Guarantee.

SECTION 4.06               Litigation.  As of the date hereof, (i) there are no Actions pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates, other than any such Action that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions by Parent or Merger Sub, and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Law which would reasonably be expected to prevent or materially delay the consummation of the Transactions by Parent or Merger Sub.

SECTION 4.07               Availability of Funds.

(a)         Parent will have available at the Effective Time the funds necessary to consummate the Merger and the other Transactions.

(b)         Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 and the accuracy of the representations of the Company set forth in Article III hereof, immediately after giving effect to the Transactions (including payment of all related fees and expenses and other obligations), as of the Effective Time, (A) the aggregate “fair saleable value” of the assets of the Surviving Corporation, on both a stand-alone and consolidated basis, as of such date, will exceed the value of all “liabilities” of the Surviving Corporation, on both a stand-alone and consolidated basis, including contingent liabilities, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and the amount that will be required to pay the probable liabilities of the Surviving Corporation on its existing debts as such debts become absolute and mature, on both a stand-alone and consolidated basis, (B) the Surviving Corporation, on both a stand-alone and consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (C) the Surviving Corporation, on both a stand-alone and consolidated basis, will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, not having “an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” means that the Surviving Corporation, on both a stand-alone and consolidated basis, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 4.08               Ownership of Securities.

(a)         Other than as a result of this Agreement and the Contribution Agreement, except as reported in a Schedule 13D filed on or before the date of this Agreement, none of Parent, Merger Sub or any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Common Shares or other securities of, or any other economic interest in, the Company or the Company Subsidiaries or any options, warrants or other rights to acquire Common Shares or other securities of the Company or the Company Subsidiaries.

(b)         None of Parent, Merger Sub or any of their Affiliates has entered into any plan, or is under any outstanding contractual obligation, to purchase or acquire any Common Shares or other capital stock or other securities of the Company or any of the Company Subsidiaries, other than pursuant to this Agreement.

SECTION 4.09               Absence of Other Agreements.  Except for the Voting Agreements and the Contribution Agreements, or, only with respect to paragraph (b) of this Section 4.09, reasonable incentive compensation arrangements otherwise disclosed in the Schedule 13E-3 or Proxy Statement, none of Parent, Merger Sub and their respective Affiliates has entered into any Contract, arrangement or understanding, whether oral or written, or has authorized, committed or agreed to enter into any Contract, arrangement or understanding, whether oral or written, pursuant to which: (a) any holder of Company Shares would be entitled to receive consideration of a different amount or nature than the consideration set forth in the Proxy Statement or pursuant to which any holder of Common Shares has agreed or would agree to vote to adopt this Agreement or has agreed or would agree to vote against any Competing Transaction; or (b) any employee of the Company or any Company Subsidiary has agreed or would agree to (i) remain as an employee of the Surviving Corporation or any of its subsidiaries following the Effective Time at a compensation level in excess of such employee’s current compensation level (other than pursuant to any employment contract with the Company in effect as of the date hereof), (ii) contribute any portion of such employee’s Common Shares, Company Options or other equity awards to the Company, the Surviving Corporation, any subsidiary of Parent or any Affiliate of Parent, or otherwise “roll-over” any portion of such Common Shares, Company Options or other equity awards, or (iii) receive any capital stock or equity securities of Parent, the Surviving Corporation, any subsidiary of Parent or any Affiliate of Parent.

SECTION 4.10               Parent Information.  None of the information supplied or to be supplied in writing to the Company by or on behalf of Parent or Merger Sub or any of their respective subsidiaries specifically for inclusion in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the Stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

SECTION 4.11               Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.12               No Additional Representations.  Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub, their Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to Parent or Merger Sub or their respective businesses, assets or properties, or with respect to any other information provided to the Company, its Affiliates or their respective Representatives in connection with the Transactions.  None of Parent, Merger Sub, their Affiliates or their Representatives will have or be subject to any liability or indemnification or other obligations to the Company, its Affiliates or their Representatives resulting from the distribution, or making available, to such Persons, or such Persons’ use of, any such information or management presentations in connection with the Transactions.  Parent and Merger Sub hereby acknowledge that the Company makes no representations or warranties except for the representations and warranties contained in Article III.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01               Conduct of Business by the Company Pending the Merger.  The Company agrees that, between the date of this Agreement and the Effective Time, except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in, a lawfully permitted manner in the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees, consultants, contractors, subcontractors and agents of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with Governmental Authorities, customers, suppliers and other persons with which the Company or any Company Subsidiary has material relations.  By way of amplification and not limitation, except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)         amend or otherwise change its certificate or articles of incorporation, bylaws or equivalent organizational documents;

(b)         issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of the Company or any Company Subsidiary (other than in connection with the exercise or performance of any Company Options, Restricted Shares or RSUs granted prior to the date of this Agreement in accordance with the Stock Incentive Plans or granted on or after the date of this Agreement as permitted by Section 5.01(i)), or any options, warrants, convertible securities or other rights of any kind to acquire any shares of, or any other ownership interest (including any phantom interest) in, the Company or any Company Subsidiary (except as permitted by Section 5.01(i)) or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of the Company or any Company Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(c)         declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares, or split, combine or reclassify any of its shares, other than dividends paid by a wholly owned Company Subsidiary to its parent in the ordinary course of business;

(d)         reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, other than (i) the forfeiture or repurchase of Common Shares pursuant to the terms of equity awards outstanding on the date of this Agreement or granted after the date of this Agreement as permitted by Section 5.01(i), (ii) the surrender of any Common Shares by current or former directors, officers, employees, consultants or other service providers of the Company or any Company Subsidiary in payment of withholding Taxes with respect to any equity awards, or (iii) the cashless or net exercise of Options (including in payment of any exercise price or withholding Taxes);

(e)         effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any Company Subsidiary, or create any new Company Subsidiaries, other than the merger, consolidation, amalgamation or other combination of any wholly owned Company Subsidiary with any other wholly owned Company Subsidiary;

(f)         enter into, or propose in writing to any Third Party to enter into, any transaction involving any earn-out, installment or similar payment to or from the Company or any Company Subsidiary, by or to any Third Party, other than the purchase and sale of goods and services in the ordinary course of business;

(g)         (i) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof (other than any wholly owned Company Subsidiary or pursuant to Contracts or obligations outstanding on the date hereof) or acquire (other than in the ordinary course of business) any significant amount of assets; (ii) incur, assume, or guarantee any Indebtedness, or issue any debt securities, in excess of US$300,000 in the aggregate, or alter, amend or modify the terms of any Indebtedness in a manner materially adverse to the Company and the Company Subsidiaries, taken as a whole, or make any loans or advances in excess of US$50,000 individually or US$300,000 in the aggregate; (iii) create or grant any material Lien (other than Permitted Liens) on any assets of the Company or any Company Subsidiary; or (iv) make any commitment with respect to, any single capital expenditure which is in excess of US$150,000 or make capital expenditures which are, in the aggregate, in excess of US$300,000 for the Company and the Company Subsidiaries taken as a whole, other than expenditures that are necessary to maintain existing assets in good repair, consistent with past practice;

(h)         (A) enter into any new employment or compensatory agreements, or amend any such agreements (including any Company Employee Agreement), with any director, officer, employee or consultant of the Company or any Company Subsidiary (other than (i) the hiring, promotion, demotion or termination of at-will employees or consultants below officer level with an annual salary of less than US$150,000 (or its RMB equivalent), provided, that, subject to the Company Board's fiduciary obligations as determined by the Company Board in its good faith judgment after consultation with outside legal counsel,  the Company shall not demote or terminate the employment of any employee who is a Rollover Holder absent Parent’s consent, (ii) the renewal or replacement of existing agreements on substantially similar terms and (iii) the hiring of at-will employees to fulfill open positions disclosed to Parent prior to the date hereof), (B) grant or provide any rights to severance or termination payments or benefits to any director, officer or employee of the Company or any Company Subsidiary, (C) increase the compensation, bonus or pension, welfare or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any Company Subsidiary or any other person (other than (i) annual salary increases in the ordinary course of business, not to exceed 4% for any employee who is not a Rollover Holder and commensurate increases in other compensation and benefits based on salary and (ii) equity awards permitted by Section 5.01(i)), (D) establish, adopt, amend or terminate in a manner adverse to the Company any Company Employee Plan or amend the terms of any outstanding award under any Stock Incentive Plan in a manner adverse to the Company, (E) accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Employee Plan or Company Employee Agreement, to the extent not already required in any such plan (it being understood that the vesting of all equity awards shall be accelerated in full in connection with the Merger), (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any Company Subsidiary;

(i)          issue or grant any Company Option or other equity award to any person under any Stock Incentive Plan, except in the ordinary course of business and consistent with past practice;

(j)          make any changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Company and the Company Subsidiaries, except as required by GAAP;

(k)         pay, discharge or satisfy any material debt, other than the payment, discharge or satisfaction of such debt as they become due in the ordinary course of business and consistent with past practice;

(l)          enter into, amend, modify or consent to the termination of any Material Contract (or any Contract that would be such a Material Contract if such Contract had been entered into prior to the date hereof) (except, in each case, as otherwise permitted by this Section 5.01), or waive or consent to the termination of the Company’s or any Company Subsidiary’s rights thereunder, except in each case in the ordinary course of business;

(m)        enter into any Contract between the Company or any Company Subsidiary, on the one hand, and any of their respective Affiliates, directors or executive officers, on the other hand, other than (i) reasonable expense reimbursement to Company Personnel in the ordinary course of business and consistent with past practice and (ii) as permitted by Section 5.01(h) or Section 5.01(i);

(n)         terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(o)         commence or settle any material Action;

(p)         engage in the conduct of any new line of business material to the Company and the Company Subsidiaries, taken as a whole;

(q)         make, revoke or change any material Tax election (except as required by applicable Law), materially amend any Tax Return or waive any statute of limitations with respect to any material Tax claim or assessment, enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, or materially change any method of Tax accounting, or fail to duly and timely file all Tax Returns and other material documents required to be filed with any taxing authority in accordance with past practice; or

(r)         publicly announce an intention or enter into any binding agreement to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01               Proxy Statement and Schedule 13E-3.  Promptly following the date hereof, the Company, with the assistance of Parent and Merger Sub, shall prepare and cause to be filed a proxy statement relating to the approval of this Agreement by the Stockholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) with the SEC.  Concurrently with the preparation of the Proxy Statement, the Company and Parent shall jointly prepare and cause to be filed a Schedule 13E-3 with the SEC. The Company and Parent shall use their commercially reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) within twenty (20) Business Days after the date hereof.  Each of the Company and Parent shall use its commercially reasonable efforts to cause the Schedule 13E-3 to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each of the Company and Parent shall use its commercially reasonable efforts to (i) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings of the Proxy Statement and the Schedule 13E-3, (ii) as promptly as reasonably practicable prepare and file any amendments or supplements necessary to be filed in response to any such comments or as required by Law, (iii) conclude the review of the Proxy Statement and the Schedule 13E-3 by the staff of the SEC and thereafter, in the case of the Company, to mail to the Stockholders, as promptly as reasonably practicable, the Proxy Statement and all other required proxy or other material for meetings such as the Stockholders’ Meeting and (iv) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Stockholders any supplements or amendments to the Proxy Statement or Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Stockholders’ Meeting.  Each of the Company and Parent shall furnish all information concerning such party and its Affiliates (other than each other) to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Schedule 13E-3.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall promptly provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to filing or mailing of the Proxy Statement or Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent an opportunity to review and comment on such document or response and shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as promptly as reasonably practicable).  If at any time prior to the Stockholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Stockholders.

SECTION 6.02               Company Stockholders’ Meeting.  (a) The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, (i) establish a record date for determining Stockholders entitled to vote at the stockholders’ meeting, and (ii) mail or cause to be mailed the Proxy Statement to the Stockholders (and concurrently furnish the Proxy Statement under Schedule 14A) as of the record date established for the stockholders’ meeting (the “Stockholders’ Meeting”) for the purpose of voting upon the adoption of this Agreement, regardless of whether the Company Board determines at any time that this Agreement is no longer advisable or recommends that the Stockholders reject it, or whether any other Change in the Company Recommendation has occurred at any time; provided, however, that in the event that a Change in the Company Recommendation has occurred in accordance with Section 6.04(c), (i) the Company may disclose the fact of such Change in the Company Recommendation in any solicitation made by the Company to its stockholders and (ii) the Company shall not be required to solicit proxies in favor of the adoption of this Agreement unless the Company Board thereafter reaffirms the Company Recommendation.  Without the express written consent of Parent, adoption of this Agreement is the only matter (other than procedural matters, including a proposal to adjourn the meeting to solicit additional votes) that shall be proposed to be acted upon by the Stockholders at the Stockholders’ Meeting.

(b)         Subject to Section 6.04(c), the Company Board shall recommend to Stockholders that they approve and adopt this Agreement, and shall include such recommendation in the Proxy Statement.  Subject to the proviso in Section 6.02(a), the Company shall use commercially reasonable efforts to solicit from its Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the Requisite Company Vote.  Without limiting the generality of the foregoing sentence, the Company agrees that its obligations pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction, or by any Change in the Company Recommendation.

(c)         Parent shall cause all Common Shares beneficially owned directly or indirectly by Sponsor, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates to be voted in favor of the adoption of this Agreement.

SECTION 6.03               Access to Information.  (a)  From the date hereof until the Effective Time and subject to applicable Law, upon reasonable advance notice from Parent, the Company and the Company Subsidiaries shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books, records and personnel of such party, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, however, that the Company shall not be required to (A) furnish, or provide access to, any information to any person not a party or otherwise subject to the Confidentiality Agreement, or (B) provide access to or furnish any information if doing so would (x) violate any Contract with any Third Party or any applicable Law, or (y) waive or cause any Company Subsidiary to waive any privilege or work product protection with respect to such information, provided that the Company shall use commercially reasonable efforts to permit inspection of or to disclose such information on a basis that does not waive any privilege or work product protection of the Company or any Company Subsidiary with respect thereto, including by means of a joint interest or defense agreement.

(b)         With respect to the information disclosed pursuant to Section 6.03(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement or any similar agreement entered into between the Company and any person to whom the Company, any Company Subsidiary or any of their Representatives provides information pursuant to this Section 6.03.

(c)         No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.04               No Solicitation of Transactions.  (a) The Company agrees that neither it nor any Company Subsidiary nor any of the directors or officers of the Company or any Company Subsidiary will, and that it will direct its and the Company Subsidiaries’ agents, advisors and other Representatives (including any investment banker, attorney or accountant retained by it or any Company Subsidiary), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information in a manner designed to knowingly encourage), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its Stockholders) that constitutes, or would reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information to, any person or entity (excluding, for avoidance of doubt, the directors, officers, employees, financial advisors, attorneys, advisors and other Representatives of the Company) in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than (1) a confidentiality agreement entered into in compliance with Section 6.04(b)) and (2) as permitted by Section 6.04(c)), or (iv) authorize or permit any of the officers or directors of the Company or any Company Subsidiary, or direct any investment banker, financial advisor, attorney, accountant or other Representative retained by or acting directly or indirectly under the direction of the Company or any Company Subsidiary, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.04.  The Company shall not release any Third Party whom the Company has reason to believe is seeking to make or has made a proposal or offer regarding a Competing Transaction from, or waive any provision of, any confidentiality or standstill agreement to which it is a party, unless the Company Board (or the applicable committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board (or such committee) under applicable Law.  The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that would reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or the inquiry or contact, and (z) whether the Company Board (or the applicable committee thereof) has formed any intention to provide confidential information to such person.  The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof).  Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board (or Special Committee) at which the Company Board (or Special Committee), is reasonably expected to consider any Competing Transaction.  The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.

(b)         Notwithstanding anything to the contrary in this Section 6.04, the Company Board (or applicable committee thereof) may furnish information, including nonpublic information, to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), if the Company Board (or applicable committee thereof) has (i) determined, in its good faith judgment (after consultation with a financial advisor of internationally recognized reputation and outside legal counsel), that such proposal or offer constitutes, or could reasonably be expected to lead to, a Superior Proposal, (ii) determined, in its good faith judgment (after consultation with outside legal counsel), that, in light of such Superior Proposal or potential Superior Proposal, failure to furnish such information or enter into discussions would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Laws, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least one (1) Business Day prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement (except that such confidentiality agreement need not include any standstill or similar provisions if the standstill provision in the Confidentiality Agreement shall have been waived by the Company Board or applicable committee thereof) (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Company Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives.

(c)         Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Transaction (any of such actions under clauses (i) or (ii) being referred to as a “Change in the Company Recommendation”).  Notwithstanding the foregoing, if the Company Board (or applicable committee thereof) determines, in its good faith judgment, prior to the time of the Stockholders’ Meeting and after consultation with outside legal counsel, that failure to make a Change in the Company Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Laws, the Company Board may effect a Change in the Company Recommendation and, in the case of a Change in Company Recommendation to recommend a Superior Proposal, authorize the termination of this Agreement pursuant to Section 8.03(a), but, if such Change in Company Recommendation relates to Competing Transaction, only (i) if the Company shall have complied in all material respects with the requirements of Sections 6.04(a) and 6.04(b) with respect to such proposal or offer; and (ii) after (A) providing at least four (4) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board (or applicable committee thereof) has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so (it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to deliver any such notice shall not constitute a Change in the Company Recommendation), and (B) negotiating with and directing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Limited Guarantee and the Financing Commitments (as evidenced by a definitive merger agreement, a definitive limited guarantee, a definitive equity commitment letter and a definitive contribution agreement executed by Parent, Merger Sub and Sponsor, as applicable, and delivered to the Company prior to the expiration of such negotiation period) so that such third-party proposal or offer would cease to constitute a Superior Proposal; provided that any material modifications to such third-party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(c) (except that the applicable notice period shall be reduced from four (4) Business Days to three (3) Business Days).  Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Competing Transaction, or by any Change in the Company Recommendation.  The Company shall not submit any Competing Transaction to a vote of the Stockholders.

(d)         Section 6.04(a) shall not prohibit the Company Board from disclosing to the Stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act.  For avoidance of doubt, nothing in this Agreement shall prohibit the Company or the Company Board or any committee thereof from issuing a “stop, look and listen” statement or other communication pending disclosure of its position, as contemplated by Rule 14e-2 or Rule 14d-9 under the Exchange Act.  For further avoidance of doubt, it shall not be a violation of this Agreement for the Company Board (or applicable committee thereof), at any meeting at which, or in any written consent in which, it shall adopt resolutions authorizing the termination of this Agreement pursuant to Section 8.03(a), to adopt further resolutions authorizing, agreeing to, approving, endorsing or recommending any Superior Proposal and any definitive agreement or agreements relating thereto.

(e)         A “Competing Transaction” means any of the following (other than the Transactions):  (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Company Subsidiary as a result of which a Third Party would acquire assets that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or to which 20% or more of the total consolidated revenue, operating income or EBITDA of the Company and the Company Subsidiaries, taken as a whole, are attributable (in each case as determined by the Company Board (or applicable committee thereof) in good faith); (ii) any sale, lease, exchange, transfer or other disposition to a Third Party of assets or businesses that constitute or represent 20% or more of the total consolidated revenue, operating income, EBITDA or assets of the Company and the Company Subsidiaries, taken as a whole (in each case as determined by the Company Board (or applicable committee thereof) in good faith); (iii) any sale, exchange, transfer or other disposition of 20% or more of the capital stock of the Company to a Third Party; or (iv) any general offer, tender offer or exchange offer that, if consummated, would result in a Third Party beneficially owning 20% or more of the capital stock of the Company.

(f)         A “Superior Proposal” means a written, bona fide proposal or offer made by a Third Party to consummate any of the following transactions:  (i) a merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company pursuant to which the Stockholders immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) the acquisition by any person or group (including by means of a general offer, tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a merger or consolidation involving the Company), directly or indirectly, of ownership of a majority of the then outstanding Shares of the Company or (iii) the acquisition by any person or group, directly or indirectly, of assets that, individually or in the aggregate, constitute a majority of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or to which a majority of the total consolidated revenue, operating income or EBITDA of the Company and the Company Subsidiaries, taken as a whole, are attributable (in each case as determined by the Company Board (or applicable committee thereof) in good faith), in each case on terms (including conditions to consummation of the contemplated transaction) that the Company Board (or applicable committee thereof) determines, in its good faith judgment (after (x) consultation with a financial advisor of internationally recognized reputation and outside legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such proposal or offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(c) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Stockholders (in their capacity as Stockholders) (other than the Rollover Holders) than the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if  the transaction contemplated by such offer is not reasonably capable of being completed on the terms proposed without unreasonable delay.

SECTION 6.05               Directors’ and Officers’ Indemnification and Insurance.

(a)          The certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the certificate of incorporation and bylaws (or comparable organizational documents) of the Company and each Company Subsidiary as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any Company Subsidiary, unless such modification shall be required by Law.

(b)         The Surviving Corporation shall maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring at or prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Insured Parties”); provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable to the Insured Parties, and provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance.  In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy or policies prior to the Effective Time on terms and conditions no less advantageous to the Insured Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

(c)         Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, each of Parent and the Surviving Corporation shall, and shall cause the Company Subsidiaries to, indemnify and hold harmless (and shall advance expenses as incurred to the fullest extent permitted by applicable Law to) the present and former officers and directors of the Company and the Company Subsidiaries, and any person who served or serves, at the request or for the benefit of the Company or any Company Subsidiary, as a director, officer, partner, member, manager, trustee, employee or other fiduciary of any employee benefit plan, enterprise or other person (all such persons, collectively, the “Indemnified Parties”), against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with, any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time in connection with such Indemnified Person’s service as a director or officer of the Company or any Company Subsidiary or in such other capacity, including, to the fullest extent permitted by applicable Law, (i) the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions and (ii) claims, actions, suits and proceedings to enforce this provision or other rights to exculpation, indemnification and advancement of expenses, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; provided, further, that a person to whom any costs or expenses are advanced shall have provided the Surviving Corporation with (1) documentary evidence of incurrence by such person of such costs or expenses and (2) a written undertaking by such person to repay any and all amounts advanced if it shall ultimately be determined that he or she is not entitled to indemnification under or pursuant to this Section 6.05(c) (which undertaking shall be accepted without regard to the ability of such person to repay such amounts).  Notwithstanding anything in the foregoing to the contrary, no indemnification shall be made under this Section 6.05(c) in respect of any Action as to which a person seeking indemnification shall have been adjudged, in a final, non-appealable decision, by a court, tribunal or other Governmental Authority of competent jurisdiction (A) to be liable to the Company or any Company Subsidiary, unless and to the extent that such court, tribunal or other Governmental Authority shall determine upon application that in view of all the circumstances of the case such person is fairly and reasonably entitled to indemnification, or (B) that such person’s actions, or omissions to act: (1) constitute a violation of Law, unless such person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, or (2) were not taken in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company or Company Subsidiary, as applicable.

(d)         Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under Section 6.05(c), the person seeking indemnification shall promptly notify the Surviving Corporation, but the failure to provide such notice shall not affect such person’s rights under Section 6.05(c) except to the extent that the Surviving Corporation is materially prejudiced thereby.  The Surviving Corporation (or a subsidiary nominated by it) shall have the right, but not the obligation, to participate in any such Action and, at its option, assume the defense of such Action with counsel selected by the Surviving Corporation and reasonably acceptable to the party seeking indemnification, at the expense of the Surviving Corporation (or such subsidiary).  The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action.  In the event the Surviving Corporation (or a subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.05(d), neither the Surviving Corporation nor any of its subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Action, unless the Surviving Corporation (or such subsidiary) shall not reasonably pursue such defense.  The Surviving Corporation (or such subsidiary) shall not settle or compromise any such Action with respect to any individual person seeking indemnification without the prior written consent of such person unless such settlement or compromise (i) includes an unconditional release of the person seeking indemnification with respect to any and all claims that were or could have been brought in such Action, (ii) contains no admission or finding of guilt or fault by the person seeking indemnification and (iii) imposes no liability or penalty upon the person seeking indemnification.

(e)         If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the resulting or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.05.

(f)         The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of whom shall be a third-party beneficiary of the provisions of this Section 6.05.  After the Effective Time, the obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(g)         The provisions of this Section 6.05 are in addition to any other rights an Indemnified Party may have under the certificate of incorporation and bylaws (or comparable organizational documents) of the Company and the Company Subsidiaries, or any agreement between an Indemnified Party and the Company or any Company Subsidiary, under the DGCL or other applicable Law, or otherwise.  Nothing in this Agreement is intended to, nor shall it be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary or their respective current or former directors and officers, it being understood and agreed that the indemnification and advancement of expenses provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

(h)         Parent and the Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.05 unless such Indemnified Party is finally judicially determined not to be entitled to indemnification under this Section 6.05.

SECTION 6.06               Notification of Certain Matters.  Each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall promptly notify the other in writing of:

(a)         any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)         any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)         any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any Company Subsidiary or Parent or any of its subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)         any breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not be deemed to be an admission that such notice is required and shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.07               Financing.  (a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall take, or cause to be taken, all actions necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, including (i) entering into definitive agreements with respect thereto, (ii) satisfying, or causing to be satisfied, on a timely basis all conditions applicable to, and within the control of, Parent, Merger Sub or their respective Representatives in such definitive agreements and (iii) causing such Financings to be funded at the Closing such that Parent and the Surviving Corporation shall be able to pay all of the amounts payable by them in connection with the Merger and other Transactions.

(b)         Neither Parent nor Merger Sub shall agree to any amendment or modification to, or grant any waiver of any condition or other provision of the Financing Commitments without the prior written consent of the Company to the extent any such amendment, modification or waiver would reduce the aggregate amount of cash proceeds available from the Financings to fund the Merger and the other Transactions (as compared to the amount of such aggregate proceeds contemplated under the Financing as in effect on the date hereof) or would impose new or additional conditions that would be reasonably likely to (i) prevent or materially delay or impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (ii) adversely impact the ability of Parent or Merger Sub to enforce their respective rights against the other parties to the Financing Commitments. Parent shall not release or consent to the termination of the obligations of the other parties to the Financing Commitments, except for assignments and replacements of investors in accordance with the express terms of the Financing Commitments.  Notwithstanding anything to the contrary set forth herein, Parent shall have the right to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Financing Commitments or any definitive agreements with respect to the Financing, and/or substitute debt or other equity financing for all or any portion of the Equity Financing Commitment from the same and/or alternative financing sources (the “Alternative Financing”); provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitments or such definitive agreements with respect to the Financing Commitments and/or substitution for all or any portion of the Equity Financing Commitments shall not (i) expand upon the conditions contained therein in any way or prevent or cause any delay of the consummation of the Merger or the other Transactions or (ii) otherwise result in financing terms that are materially less favorable, in the aggregate, to Parent, Merger Sub and the Company than those in the Financing Commitments as in effect on the date hereof.

(c)         If any portion of the Financing becomes or could become unavailable in the manner or from the sources contemplated in the Financing Commitments, (i) Parent shall immediately so notify the Company in writing and (ii) Parent and Merger Sub shall arrange and obtain, and negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources in an amount sufficient to consummate the Merger and the other Transactions on terms and conditions not materially less favorable, in the aggregate, to the Company than those in the Financing Commitments as in effect on the date hereof, as promptly as practicable following the occurrence of such event.

(d)         Parent shall (i) furnish to the Company complete, correct and executed copies of the agreements for the Financing Commitments or any alternative financing promptly upon their execution, (ii) give the Company prompt notice of any breach or threatened breach of which Parent or Merger Sub is or becomes aware by any party to any of the Financing Commitments, any Alternative Financing commitment or any Alternative Financing agreement of which Parent or Merger Sub is or becomes aware or any termination or threatened termination thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any Alternative Financing).

(e)         For the avoidance of doubt, Parent and Merger Sub acknowledge and agree that neither the obtaining of the Financing nor any Alternative Financing, including any debt financing, is a condition to the obligations of Parent and Merger Sub to consummate the Merger and the other Transactions and reaffirm their obligations to consummate the Merger and the other Transactions irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VII.

(f)         The Company agrees to use its commercially reasonable efforts to provide, and shall cause each Company Subsidiary and each of their respective officers, employees and representatives to use their commercially reasonable efforts to provide to Parent and Merger Sub, all reasonable and customary cooperation as may be requested in writing by Parent or its Representatives (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company) in connection with any Alternative Financing, including (i) causing the Company’s independent accountants to provide reasonable assistance and cooperation to Parent and its Representatives, including participating in drafting sessions and accounting due diligence sessions, assisting in the preparation of any pro forma financial statements, providing consent to Parent to use audit reports relating to the Company and the Company Subsidiaries and providing “comfort letters” in customary form, (ii) executing and delivering customary financing documents, including pledge and security documents, and certificates (including a certificate of the chief financial officer of the Company (or any of the Company Subsidiaries) with respect to the solvency of the Company and the Company Subsidiaries before giving effect to the Alternative Financing, the consummation of the Transactions, any matters relating to Parent or any actions to be taken at or after the Closing), legal opinions, management representation letters or other documents, to the extent reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral, (iii) providing reasonable access by Parent and any Alternative Financing sources, and their respective officers, employees, consultants and advisors (including legal, valuation, and accounting advisors) to the books and records, properties, officers, directors, agents and representatives of the Company and each of the Company Subsidiaries, (iv) obtaining surveys and title insurance reasonably requested by Parent, (v) taking all actions reasonably necessary to (x) permit the prospective sources involved in the Alternative Financing to evaluate the Company’s assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (y) establish bank and other accounts and blocked account Contracts and lock box arrangements in connection with the foregoing and (vi) taking all corporate actions necessary to permit consummation of the Alternative Financing; provided, that none of the Company or any of the Company Subsidiaries or their respective Representatives shall be required to become subject to any obligations or liabilities with respect to definitive financing documents, including pledge and security documents, prior to the Closing.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out of pocket costs and expenses incurred by the Company and the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.07 and shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Alternative Financing and any information utilized in connection therewith; provided, that under no circumstance shall Parent’s obligation to reimburse any cost or expense incurred by the Company or any Company Subsidiary under this Section 6.07 exceed $350,000, and provided further that in no event shall the Company or any Company Subsidiary be required to incur any costs or expenses pursuant to this Section 6.07(f), which, in the aggregate, exceed $350,000.

SECTION 6.08               Further Action; Reasonable Best Efforts.  (a) Upon the terms and subject to the conditions of this Agreement, and subject to the requirements of applicable Law and the instructions of any Governmental Authority, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and (unless the Company shall have made a Change in the Company Recommendation) coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (x) notifying the other parties promptly of any substantive communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (y) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (z) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including (x) employing such resources as are necessary to obtain the Requisite Regulatory Approvals and (y) taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of Parent; provided further, that none of Parent, Merger Sub or any of their Affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets if such action would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the combined businesses of Parent, the Company and their respective Subsidiaries.  The parties agree to cooperate in good faith to determine and direct the strategy and process by which the parties will seek the Requisite Regulatory Approvals.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)         Each party hereto shall, upon request by any other party, furnish such other party with all information reasonably available to it concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Merger and the Transactions.

(c)         Notwithstanding the provisions of this Section 6.08, the Company and the Company Board (or applicable committee thereof) shall not be restricted from taking any action (or refraining from taking any action) to the extent permitted by Section 6.04.

SECTION 6.09               Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.10               Participation in Litigation.  Prior to the Effective Time, the Company shall (a) give prompt notice to Parent of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) give Parent the opportunity to participate in the defense or settlement of any stockholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

SECTION 6.11               Resignations.  To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Company Subsidiaries designated by Parent.

SECTION 6.12               Public Announcements.  Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent.  Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.  Notwithstanding the foregoing, this Section 6.12 shall not apply to any release, communication or other announcement made or proposed to be made by the Company pursuant to Section 6.04(c).

SECTION 6.13               Stock Exchange Delisting.  The Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation from the NASDAQ and the deregistration of the Common Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.14               Takeover Statutes.  If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the Transactions, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s certificate of incorporation on the Merger and the other Transactions.

SECTION 6.15               Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.16               [RESERVED]

SECTION 6.17               Employee Benefit Plans.

(a)         Parent agrees to honor in accordance with their terms all Company Employee Plans and all Company Employee Agreements and all accrued benefits vested thereunder; it being understood and agreed that nothing in this Section 6.17(a) shall prevent Parent or the Surviving Corporation from amending or terminating any Company Employee Benefit Plan, Company Employee Agreement or other agreement in accordance with its terms and applicable Law. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iii) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

(b)         For purposes of all Company Employee Plans, programs and arrangements maintained by or contributed to by Parent or any Affiliate of Parent (including, after the Closing, the Surviving Corporation) for the benefit of persons employed by the Company or any Company Subsidiary immediately prior to the Closing (each, an “Existing Company Employee”) following the Closing Date, Parent shall, or shall cause its Affiliates to, cause each such Company Employee Plan, program or arrangement to treat the prior service with the Company of each Existing Company Employee (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company prior to the Closing) as service rendered to Parent or its Affiliates, as the case may be, for purposes of eligibility to participate in and vesting thereunder; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit. Parent shall use commercially reasonable efforts to ensure that Existing Company Employees shall also be given credit for any deductible or co-payment amounts paid under the Company’s “group health plan” (as defined in the Internal Revenue Code of 1986, as amended) in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any “group health plan” maintained by Parent or any Affiliate of Parent for which deductibles or co-payments are required. Parent shall also use commercially reasonable efforts to cause each “group health plan” maintained by or contributed to by Parent or any of its Affiliates (including, after the Closing, the Surviving Corporation) in which Company Employees participate, to waive any preexisting condition that was waived under the terms of any Company Employee Plan that is a “group health plan” immediately prior to the Closing or limitations as to waiting periods, physical examinations or exclusions which would otherwise be applicable to an Existing Company Employee on or after the Closing.  Parent shall cause any accrued but unused vacation and sick leave of the Existing Company Employees to be recognized in accordance with the terms of such Company policies.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01               Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)         Stockholder Approval.  The Requisite Company Vote shall have been obtained.

(b)         No Injunction.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger (an “Injunction”) in the United States, the PRC or any other jurisdiction where such Injunction would reasonably be expected to have a Company Material Adverse Effect; provided, however, that the party seeking to assert this condition shall have fulfilled its obligations under Article VI to resist, lift or resolve such Injunction.

(c)         Regulatory Approvals.  All Requisite Regulatory Approvals shall have been obtained and be in full force and effect, except where the failure to obtain such Requisite Regulatory Approvals would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent the consummation of the Merger.

SECTION 7.02               Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)         Representations and Warranties.  (i) Other than the representations and warranties of the Company contained in Sections 3.03 (Capitalization), 3.04(a) and (b) (Authority Relative to This Agreement; Fairness), and 3.18 (Anti-Takeover Provisions), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.03 (Capitalization) (disregarding for this purpose any limitation or qualification by “materiality” but not “Company Material Adverse Effect”) shall be true and correct in all material respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iii) the representations and warranties set forth in Sections 3.04(a) and (b) (Authority Relative to This Agreement; Fairness) and 3.18 (Anti-Takeover Provisions) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). No failure of a representation or warranty of the Company to be true and correct shall be taken into account for purposes of this Section 7.02(a), if, as of the date hereof, Sponsor had actual knowledge of the facts and circumstances causing such failure.

(b)         Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)         Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)         Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

SECTION 7.03               Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)         Representations and Warranties.  (i) Other than the representations and warranties of Parent and Merger Sub contained in Section 4.02 (Authority Relative to this Agreement), Section 4.04(c) (Financing; Equity Rollover) and Section 4.07 (Availability of Funds), the representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.02 (Authority Relative to this Agreement), Section 4.04(c) (Financing; Equity Rollover) and Section 4.07 (Availability of Funds) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time.

(b)         Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)         Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

SECTION 7.04               Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement.

ARTICLE VIII

TERMINATION

SECTION 8.01               Termination by Mutual Consent.  This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote, by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee, if then in existence).

SECTION 8.02               Termination by Either the Company or Parent.  This Agreement may be terminated and the Merger and the other Transactions may be abandoned by either the Company or Parent (in the case of the Company, acting upon the recommendation of the Special Committee, if then in existence) by giving written notice of termination to the other party at any time prior to the Effective Time, if:

(a)         the Merger shall not have been consummated on or before April 22, 2014 (the “Termination Date”); provided that if the condition to the completion of the Merger set forth in Section 7.01(c) shall not have been satisfied by the Termination Date (as it may be extended as set forth below), but all other conditions set forth in Article VII would be satisfied if the Merger were to occur on such date, then Parent or the Company shall be entitled to extend the Termination Date by a three (3) month period by written notice to the Company or Parent (as applicable) (and the Termination Date may be so extended not more than twice by either party), it being understood that in no event shall the Termination Date be extended to a date that is later than the first anniversary of this Agreement; provided further, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party (in the case of Parent, including Merger Sub) whose failure to fulfill any of its obligations under this Agreement has been the primary cause of, or primarily resulted in or materially contributed to the failure to consummate the Merger by the Termination Date;

(b)         any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Injunction that shall have become final and non-appealable and that shall give rise to the failure of the condition set forth in Section 7.01(b); provided, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party (in the case of Parent, including Merger Sub) whose failure to fulfill any of its obligations under this Agreement (including the failure to fulfill its obligations under Article VI to resist, lift or resolve such Injunction) has been the primary cause of, or primarily resulted in or materially contributed to the enactment, issuance, promulgation, enforcement or entry of such Injunction; or

(c)         the Requisite Company Vote shall not have been obtained at the Stockholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to Parent if Parent is in breach of its obligations under Section 6.02(c).

SECTION 8.03               Termination by the Company.  This Agreement may be terminated by the Company (upon the recommendation of the Special Committee, if then in existence) by giving written notice of termination to Parent, if:

(a)         (i) the Company has received a Superior Proposal, (ii) the Company has complied with its obligations pursuant to Section 6.04 in all material respects with respect to such Superior Proposal, (iii) the Company Board (or applicable committee thereof) concurrently approves, and the Company substantially concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal and (iv) the Company, prior to, or substantially concurrently with, such termination pays to Parent any fees required to be paid pursuant to Section 8.06(a);

(b)         a breach or failure in any material respect of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if a material breach of this Agreement by the Company has been the primary cause of, primarily resulted in or materially contributed to the failure of any such condition’s capability to be satisfied; or

(c)         the Merger shall not have been consummated within five (5) Business Days of the satisfaction or waiver of all the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing); provided that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing during such period at least two (2) Business Days prior to such termination.

SECTION 8.04               Termination by Parent.  This Agreement may be terminated by Parent by giving written notice of termination to the Company, if:

(a)         a breach or failure in any material respect of any representation, warranty, covenant or agreement of the Company set forth in this Agreement shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if a material breach of this Agreement by Parent or Merger Sub has been the primary cause of, primarily resulted in or materially contributed to the failure of any such condition’s capability to be satisfied;

(b)         the Company Board effected and has not withdrawn a Change in the Company Recommendation, or failed to include the Company Recommendation in the Proxy Statement; or

(c)         a breach in any material respect of any provision of Section 6.04 by the Company shall have occurred;

provided that the right to terminate this Agreement pursuant to Section 8.04(b) or Section 8.04(c) shall not be available to Parent if Parent’s or Merger Sub’s breach of any provision of this Agreement would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b).

SECTION 8.05               Effect of Termination.  In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of any party hereto); provided, however, that the last sentence of Section 6.07(f), the terms of Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement.  The Limited Guarantee and the Confidentiality Agreement shall not be affected by the termination of this Agreement.

SECTION 8.06               Fees Following Termination.

(a)         The Company will pay, or cause to be paid, to Parent an amount equal to $1,770,000 (the “Company Termination Fee”), less any amounts paid or payable by the Company pursuant Section 8.06(c), if this Agreement is terminated:  (i) by Parent pursuant to Section 8.04(b) or Section 8.04(c); (ii) by the Company pursuant to Section 8.03(a) or (iii) by the Company or Parent pursuant to Section 8.02(a), Section 8.02(c) or Section 8.04(a) if, (A) either (1) in the case of termination pursuant to Section 8.02(c), after the date of this Agreement and before the Stockholders’ Meeting, a bona fide Competing Transaction shall have been publicly announced or publicly made known, and shall not have been withdrawn or (2) in the case of termination pursuant to Section 8.02(a) or Section 8.04(a), after the date of this Agreement and before such termination, a bona fide Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and shall not have been withdrawn and (B) within twelve (12) months after such termination the Company or any of the Company Subsidiaries consummates a Competing Transaction, whether or not it was the same Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”).  Such payment shall be made, in the case of termination pursuant to clause (i) above, at or prior to the time of such termination and, in the case of termination pursuant to clause (ii) above, as promptly as possible (but in any event within two (2) Business Days following the consummation of any Competing Transaction); provided, in each of clauses (i) and (ii) above, the Company shall not be required to pay the Company Termination Fee if, at the time of the termination giving rise to such payment either Parent or Merger Sub was in breach of any provision of this Agreement that would give rise to a failure of any conditions set forth in Section 7.03(a) or Section 7.03(b).  In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)         Parent will pay, or cause to be paid, to the Company an amount equal to $3,540,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(b) or Section 8.03(c), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination.  In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)         In the event this Agreement is terminated by Parent pursuant to Section 8.04(b), then the Company shall, within five (5) Business Days following receipt of an invoice therefor, reimburse Parent for up to $700,000 of Parent’s reasonable and documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and Merger Sub on or prior to the termination of this Agreement in connection with the transactions contemplated hereby (including the Financing), by wire transfer of same day funds to one or more accounts designated by Parent.

(d)         In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses reasonably incurred or accrued by the other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at a rate equal to the rate of interest publicly announced by Bank of America Corporation, from time to time, in The City of New York, as such bank’s prime rate plus 1.00%.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.  Notwithstanding anything herein to the contrary, any cost, expense or interest provided in this Section 8.06(d) shall be payable by the Company or Parent, as the case may be, only in the event the other party shall have obtained a final, non-appealable judgment against the Company or Parent for its failure to pay the Company Termination Fee or the Parent Termination Fee, as the case may be.

(e)         Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f)         Except as set forth in this Section 8.06, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that all fees payable under or pursuant to antitrust or competition Laws shall be borne by the Parent, whether or not the Transactions are consummated.

SECTION 8.07               Limitations on Liability. The parties hereto acknowledge and agree that the remedies provided for in the last sentence of Section 6.07(f), Section 8.06 and Section 9.07 shall be the parties’ sole and exclusive remedies for any breaches of this Agreement or any claims relating to the Transactions, other than in the case of fraud.  In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (other than fraud), known or unknown, foreseen or unforeseen, which exist or may arise in the future, that such party may have against the other party or any of its directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives arising under or based upon any federal, state, or foreign local law (including any securities law, common law or otherwise) for any breach of the representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01               Non-Survival of Representations, Warranties and Agreements.  The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that the covenants and agreements set forth in Articles I and II, Sections 6.05 and 6.12, and this Article IX shall survive the Effective Time.

SECTION 9.02               Notices.  All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by an internationally recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid (or its international equivalent).  All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(i)            if to Parent or Merger Sub:

c/o IDG Capital Management (HK) Limited
Unit 5505, The Centre
99 Queen’s Road Central, Hong Kong
Attention:  Quan Zhou
Facsimile:  +852 2529 1619
Email:  quan_zhou@idgvc.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention:         Peter Huang
Facsimile:          +86 (10) 6535 5577
Email:                peter.huang@skadden.com

(ii)           if to the Company:

MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, MA 01810 U.S.A.
Facsimile: 978-738-0196

with a copy to:

Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, MA 02210
United States of America
Attention:         Robert L. Birnbaum, Esq.
Facsimile:          617-832-7000
Email:                rbirnbaum@foleyhoag.com

SECTION 9.03               Certain Definitions.  (a) For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, Hong Kong and Shanghai.

“Company Disclosure Letter” means the disclosure schedule delivered to Parent and Merger Sub by the Company on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other similar contract between the Company or a Company Subsidiary and any current or former employee, director, officer or independent contractor of the Company or any Company Subsidiary.

“Company Employee Plan” means any written plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, that is or has been maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any current or former employee, director, officer or independent contractor of the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has or may have any liability or obligation.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is (a) materially adverse to the business, condition (financial or otherwise), assets, liabilities, or results of operations of the Company and the Company Subsidiaries taken as a whole or (b) reasonably expected to prevent or materially delay the consummation by the Company of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that clause (a) shall not include any event, circumstance, change or effect to the extent resulting from (i) changes in general economic, business, political or financial conditions or changes in securities markets in general that do not have a disproportionate adverse effect (relative to other industry participants) on the Company and the Company Subsidiaries, considered as a whole, (ii) the pendency or public announcement of the Transactions, (iii) changes caused by acts of terrorism or war (whether or not declared), (iv) changes in Law or any applicable accounting regulations or principles or the interpretations thereof, (v) changes in the price or trading volume of the Common Shares (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such change in price or trading volume shall not be excluded under this proviso), (vi) fluctuations in the value of any currency, (vii) any failure by the Company to meet public or internal revenue, earnings or other projections (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such failure shall not be excluded under this proviso), (viii) the taking of any action required by the Agreement or approved or permitted in writing by Parent, or the failure to take any action prohibited by this Agreement, (ix) any suits, action or legal, administrative, arbitration or other proceeding or governmental investigation made or brought by any holder of Common Shares (on the holder’s own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the Transactions.

“Company Subsidiary” means each person that is a subsidiary of the Company.

“Confidentiality Agreement” means (i) the confidentiality agreement, dated as of December 3, 2012, between Sponsor and the Company.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means all foreign, federal, state, or local laws, statutes, regulations, ordinances, codes, or decrees relating to (a) Releases or threatened Releases of Hazardous Materials, (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials, (c) the environment, or (d) the protection of human health and safety.

“Environmental Permits” means all permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

“Governmental Authority” means any government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Hazardous Materials” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments (it being understood that the amount of any Indebtedness arising under any arrangement described in this clause (d) shall be the net amount, if any, that would be owed by such Person under such arrangement in the event of a termination (including an early termination) on the date of determination), (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all mandatory reimbursement or similar obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for cash any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the aggregate present “fair saleable value” of such person’s assets is less than the value of all “liabilities” of such person, including contingent liabilities, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and the amount that will be required to pay the probable liabilities of such person on its existing debts as such debts become absolute and mature, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and mature or (c) such person has an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Letter, and with respect to any other party hereto, including, for purposes of Section 7.02(a), the Sponsor, the actual knowledge of Quan Zhou or Jason Zhen.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, restrictive covenant, condition or restriction of any kind, including any restriction (other than as imposed by Law) on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Permitted Liens” means (i) such Liens as are set forth in Section 9.03 of the Company Disclosure Letter, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business for amounts that are not due and payable or are being contested in good faith, (iii) Liens for Taxes and other governmental charges that are not due and payable or are being contested in good faith which do not and will not materially impair the continued use and operation of the assets to which they relate in the conduct of the business of the Company as currently conducted, (iv) Liens disclosed in the financial statements included in the Company SEC Reports or the notes thereto, (v) recorded or unrecorded easements, covenants, restrictions, rights-of-way, zoning, building restrictions and other similar matters which do not and will not materially impair the continued use and operation of the assets to which they relate in the conduct of the business of the Company as currently conducted, and (vi) other imperfections of title, licenses or Liens, if any, which do not and will not materially impair the continued use and operation of the assets to which they relate in the conduct of the business of the Company as currently conducted.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or government, political subdivision, agency or instrumentality of a government.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

“Reg S-K” means Regulation S-K promulgated by the SEC.

“Reg S-X” means Regulation S-X promulgated by the SEC.

“Stock Incentive Plans” means the Company’s 2000 Omnibus Stock Plan, 2007 Stock Incentive Plan and Amended and Restated 2009 Nonqualified Inducement Stock Plan.

“subsidiary” or “subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries, (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person or by any one or more of such person’s subsidiaries, (iii) of which such party or any subsidiary of such party is a general partner, or (iv) that would otherwise be deemed a “subsidiary” under Rule 1-02(w) of Reg S-X.

“Taxes” means any and all taxes (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority that is a taxing authority, including:  taxes  on or with respect to income, gains, franchise, profits, windfall profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation, net worth, excise, withholding, ad valorem, stamp, transfer, value-added and other similar charges that are in the nature of a tax.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

(b)           [RESERVED]

SECTION 9.04               Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05               Entire Agreement; Assignment.  This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any Affiliate of Parent or (ii) any persons providing any Alternative Financing pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Alternative Financing, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.06               Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) following the Effective Time, the rights of the holders of Common Shares, Company Options, Restricted Shares and RSUs to receive payments in accordance with Article II and (ii) Section 6.05 and Section 8.07 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that, other than the right to receive payments in accordance with Article II following the Effective Time, in no event shall any Stockholders or holders of Company Options, Restricted Shares or RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, further, that prior to the Closing or the termination of this Agreement no consent of any such third-party beneficiary shall be required to amend, waive or otherwise modify any provision of this Agreement).

SECTION 9.07               Specific Performance.  (a)The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that Parent and Merger Sub shall be entitled to specific performance of the terms hereof (including the Company’s obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by the Company, in addition to any other remedy at law or equity.  The Company hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.  If Parent and/or Merger Sub brings any Action to enforce specifically the performance of the terms and provisions hereof by the Company, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(b)         The parties hereto further agree that irreparable damage would occur in the event any provision of this Agreement were not performed by Parent or Merger Sub in accordance with the terms hereof and that the Company shall be entitled to specific performance of the terms hereof (including Parent and Merger Sub’s obligation to consummate the Financings and the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub, in addition to any other remedy at law or equity.  Parent and Merger Sub hereby waive (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.  If the Company brings any Action to enforce specifically the performance of the terms and provisions hereof by Parent or Merger Sub, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(c)         The parties hereto further acknowledge and agree that (i) the provisions set forth in Section 8.06 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any way any party’s right to specific performance and (ii) such rights of specific performance are an integral part of the Transactions and without such rights, neither the Company nor Parent would have entered into this Agreement.

(d)         Notwithstanding anything herein to the contrary, although the parties hereto may pursue both a remedy of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a remedy of specific performance that results in a Closing and payment of such amounts.

SECTION 9.08               Governing Law; Dispute Resolution.  This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another jurisdiction to govern this Agreement.  Each of the parties hereto irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manners as may be permitted by applicable Laws, will be valid and sufficient service thereof.  Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the Transactions in any court or tribunal other than the aforesaid courts.  Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 9.08, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 9.09               Waiver of Jury Trial.  Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by a jury in respect of any Action arising out of or relating to this Agreement or the Transactions.  Each party hereto certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of an Action, (b) such party has considered the implication of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.09.

SECTION 9.10               Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time (in the case of the Company, upon the recommendation of the Special Committee, if then in existence); provided, however, that, after the adoption of this Agreement by the Stockholders, no amendment may be made that would reduce the amount or change the type of consideration into which each Common Share shall be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.11               Waiver.  At any time prior to the Effective Time, any party hereto may by action taken by or on behalf of their respective Boards of Directors (in the case of the Company, upon the recommendation of the Special Committee, if then in existence) (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any covenant or agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 9.12               Interpretation.  When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated . The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

SECTION 9.13               Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission, including the delivery by e-mail of a manual signature in PDF or other electronic format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MZ Investment Holdings Limited

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Director

MZ Investment Holdings Merger Sub Limited

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Director

MZ Investment Holdings Merger Sub Limited

By:	/s/ Yang Zhao
Name:	Yang Zhao
Title:	President & CEO